EXECUTION COPY

                          COMPANY VOTING AGREEMENT

         This COMPANY VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of September 17, 2000 between Sapiens International Corporation N.V., a Netherlands Antilles corporation ("PARENT"), and the undersigned stockholders (each a "STOCKHOLDER" and collectively the "STOCKHOLDERS") of Ness Technologies, Inc., a Delaware corporation ("COMPANY"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

                                  RECITALS

         WHEREAS, pursuant to an Agreement and Plan of Merger and Reorganization dated as of September 17, 2000 by and among Parent, Wisdom Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and Company (such agreement as it may be amended is hereinafter referred to as the "MERGER AGREEMENT"), Parent has agreed to acquire the outstanding securities of Company pursuant to a merger of Merger Sub with and into Company in which outstanding shares of capital stock of Company will be converted into shares of common stock of Parent as set forth in the Merger Agreement (the "TRANSACTION");

         WHEREAS, in order to induce Parent to enter into the Merger Agreement and consummate the Transaction, Company has agreed to use its reasonable efforts to cause certain stockholders of Company to execute and deliver to Parent a Voting Agreement upon the terms set forth herein; and

         WHEREAS, each Stockholder is or may become the owner of shares of capital stock of Company (the "SHARES").

         NOW, THEREFORE, the parties agree as follows:

         1. Agreement to Retain Shares.

         1.1. Transfer and Encumbrance. Each Stockholder represents and warrants to Parent that (i) such Stockholder is a record or beneficial owner of the Shares, with power to vote the Shares or cause the Shares to be voted; (ii) the Shares set forth on the signature page hereto constitute such Stockholder's entire interest in the outstanding capital stock and voting securities of Company, other than Shares that are held by others and are subject to similar voting agreements or shares that are subject to employee stock options; and (iii) such Stockholder's address is accurately set forth on the signature page hereto.

         1.2. New Shares. Each Stockholder agrees that any shares of capital stock or voting securities of Company ("NEW SHARES") that such Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date (as hereinafter defined) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

         2. Agreement to Vote Shares and Take Certain Other Action. Prior to the Expiration Date, at every meeting of the stockholders of Company at which any of the following matters is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company with respect to any of the following matters, each Stockholder shall vote, or, using such Stockholder's best efforts, and to the full extent legally permitted, cause the holder of record to vote the Shares and any New Shares (except those Shares or New Shares which are not voting securities), in favor of adoption of the Merger Agreement and any proposal or action presented to a stockholders vote which would, or could reasonably be expected to, facilitate the Merger.

         Prior to the Expiration Date, each Stockholder, as the holder of voting stock of Company, shall be present, in person or by proxy, or, using such Stockholder's best efforts and to the full extent legally permitted, attempt to cause the holder of record to be present, in person or by proxy, at all meetings of stockholders of Company at which any matter referred to in this Section 2 is to be voted upon so that all Shares and New Shares are counted for the purposes of determining the presence of a quorum at such meetings.

         Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict any Stockholder from (i) acting in his or her capacity as a director or officer of Company, to the extent applicable, it being understood that this Agreement shall apply to each Stockholder solely in his or her capacity as a stockholder of Company or (ii) voting in his or her sole discretion on any matter other than those matters referred to in the first paragraph of this Section 2.

         3. Irrevocable Proxy. Each Stockholder hereby agrees to timely deliver to Parent a duly executed proxy in the form attached hereto as Annex A (the "PROXY"), such Proxy to cover the issued and outstanding Shares and all issued and outstanding New Shares in respect of which such Stockholder is the record holder and is entitled to vote at each meeting of the stockholders of Company (including, without limitation, each written consent in lieu of a meeting) prior to the Expiration Date. In the event that any Stockholder is unable to provide any such Proxy in a timely manner, such Stockholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of such Stockholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of such Stockholder. Upon the execution of this Agreement by each Stockholder, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by such Stockholder with respect to voting of the Shares on the matters referred to in Section 2 and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares on the matters referred to in Section 2 until after the Expiration Date.

         4. Representations, Warranties and Covenants of Stockholder. Each Stockholder hereby represents, warrants and covenants to Parent as follows:

         (a) Such Stockholder has full power and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement by such Stockholder does not, and the performance of such Stockholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares or New Shares are or will be bound or affected.

         (b) Such Stockholder has read Section 6.05 of the Merger Agreement and understands the Company's restrictions thereunder.

         (c) Such Stockholder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares, or make any offer or agreement relating thereto, at any time prior to the Expiration Date other than to a transferee that agrees to be bound by the terms of this voting agreement and the proxy attached hereto; provided, however, that notwithstanding the foregoing, Nesstech LLC ("Nesstech") may distribute Shares to its members, after providing prior notice thereof to Parent and Company, so long as such distribution will not (i) cause any of the conditions to the consummation of the Merger set forth in Article VIII of the Merger Agreement to not be satisfied, as determined by Parent and Company in their reasonable discretion, or (ii) interfere with the ability of Nesstech to have such Shares voted as contemplated in Section 2 hereof. Each Stockholder understands and agrees that if such Stockholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Company shall not, and each Stockholder hereby unconditionally and irrevocably instructs Company to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or record such vote unless and until such Stockholder shall have complied with the terms of this Agreement.

         (d) Such Stockholder waives, as of the Effective Time, any claims it may have in its capacity as a stockholder and has no knowledge of any pending or threatened claims against the Company by any other security holder of the Company.

         (e) Such Stockholder will take all actions to terminate, as of the Effective Time, all agreements contemplated by Section 8.3(d) of the Merger Agreement to be terminated as of the Effective Time.

         5. Additional Documents. Each Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

         6. Consent and Waiver. Each Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have provided, however, that such Stockholder shall not be required by this Section 6 to give any consent or waiver in his capacity as a director or officer of Company.

         7. Termination. This Agreement and the Proxy delivered in connection herewith and all obligations of each Stockholder hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date.

         8. Miscellaneous.

         8.1. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         8.2. Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Stockholder solely as a securityholder of Company only with respect to the specific matters set forth herein.

         8.3. Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

         8.4. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and each Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

         8.5. Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered by hand, (b) one business day after transmitted, if transmitted by a nationally recognized overnight courier service, (c) when telecopied, if telecopied (which is confirmed), or (d) three business days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses:

         (a) If to any Stockholder, at the address set forth below such Stockholder's signature at the end hereof.

         (b) if to Parent, to:

             Sapiens International Corporation N.V.
             c/o Kaya, Richard J.
             Beaujon, Z/N
             P.O. Box 837 Willenstad
             Curacau, Netherlands Antilles
             Attention:  General Counsel
             Facsimile No.:  5999-736-6161

             and

             Sapiens International Corporation N.V.
             Yitzhak Rabin Science Park
             P.O. Box 2211
             Rehovot, 76120
             Israel
             Attention:  General Counsel
             Facsimile:  972-8-938-2730

             with a copy to:

             Skadden, Arps, Slate, Meagher & Flom LLP
             Four Times Square
             New York, NY  10036
             Attention:  David J. Friedman, Esq.
                         David Goldschmidt, Esq.
             Facsimile No.:  (212) 735-2000


or to such other address as any party hereto may designate for itself by notice given as herein provided.

         8.6. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to the principles of conflicts or choice of law rules of any jurisdiction.

         8.7. Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

         8.8. Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         8.9. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.



                          [Signature Page Follows]




         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.


SAPIENS INTERNATIONAL                                         STOCKHOLDER
   CORPORATION N.V.


By:                                         /s/ Henry Kressel
  ----------------------------------        -----------------------------------
Name:                                       (Signature)
     -------------------------------
Title:
      ------------------------------
                                            Warburg Pincus Equity Partners
                                            -----------------------------------
                                            (Print Name of Stockholder)

                                            466 Lexington Avenue, 10th Floor
                                            -----------------------------------
                                            (Print Street Address)

                                            New York, NY  10017-3147
                                            -----------------------------------
                                            (Print City, State and Zip)

                                            (212) 878-0674
                                            -----------------------------------
                                            (Print Telephone Number)

Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock: 1,510,347 Class B
             ------------------------------
                330,698 Class C



                      [SIGNATURE PAGE TO VOTING AGREEMENT]


                                        STOCKHOLDER


                                        /s/ Henry Kressel
                                        --------------------------------------
                                        (Signature)

                                        Warburg Pincus Ventures International
                                        --------------------------------------
                                        (Print Name of Stockholder)

                                        466 Lexington Avenue, 10th Floor
                                        --------------------------------------
                                        (Print Street Address)

                                        New York, NY  10017-3147
                                        --------------------------------------
                                        (Print City, State and Zip)

                                        (212) 878-0674
                                        --------------------------------------
                                        (Print Telephone Number)



Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock: 1,598,250 Class B
             ------------------------------
                349,945 Class C


                                            STOCKHOLDER


                                            /s/ Henry Kressel
                                            -----------------------------------
                                            (Signature)

                                            Warburg Pincus
                                            -----------------------------------
                                            (Print Name of Stockholder)

                                            466 Lexington Avenue, 10th Floor
                                            -----------------------------------
                                            (Print Street Address)

                                            New York, NY  10017-3147
                                            -----------------------------------
                                            (Print City, State and Zip)

                                            (212) 878-0674
                                            -----------------------------------
                                            (Print Telephone Number)


Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock:
             ------------------------

                                     9




         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.


SAPIENS INTERNATIONAL                       STOCKHOLDER
   CORPORATION N.V.


By:                                         /s/ Morris Wolfson
  ----------------------------------        -----------------------------------
Name:                                       (Signature)
     -------------------------------
Title:
      ------------------------------
                                            Nesstech LLC
                                            -----------------------------------
                                            (Print Name of Stockholder)

                                            1 State St. Plaza
                                            -----------------------------------
                                            (Print Street Address)

                                            New York, NY
                                            -----------------------------------
                                            (Print City, State and Zip)

                                            (212) 412-9126
                                            -----------------------------------
                                            (Print Telephone Number)

Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock: 7,448,333 Common
             ------------------------------
              1,833,315 Class C




                                            STOCKHOLDER



                                            /s/ Ran Croll
                                            -----------------------------------
                                            (Signature)

                                            Gmul Amgal
                                            -----------------------------------
                                            (Print Name of Stockholder)

                                            Lincoln 20
                                            -----------------------------------
                                            (Print Street Address)

                                            Tel Aviv, Israel
                                            -----------------------------------
                                            (Print City, State and Zip)

                                            03-6254400
                                            -----------------------------------
                                            (Print Telephone Number)

Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock: 807,537 Class B
             ------------------------------
              176,815 Class C




                                            STOCKHOLDER



                                            /s/ Morris Wolfson
                                            ----------------------------------
                                            (Signature)

                                               Morris Wolfson
                                            ----------------------------------
                                            (Print Name of Stockholder)

                                               1 State St. Plaza
                                            ----------------------------------
                                            (Print Street Address)

                                               New York, NY
                                            ----------------------------------
                                            (Print City, State and Zip)

                                               (212) 412-9122
                                            ----------------------------------
                                            (Print Telephone Number)

Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock:
             ------------------------------




                                                                    ANNEX A


                             IRREVOCABLE PROXY

                              TO VOTE STOCK OF

                             NESS TECHNOLOGIES, INC.


         The undersigned stockholder of Ness Technologies, Inc., a Delaware corporation ("COMPANY"), hereby irrevocably appoints the members of the Board of Directors of Sapiens International Corporation N.V., a Netherlands Antilles corporation ("PARENT"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to all of the issued and outstanding shares of capital stock of Company that now are owned of record by the undersigned, (collectively, the "SHARES") in accordance with the terms of this Irrevocable Proxy. The Shares owned of record by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares on the matters referred to in the third full paragraph of this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such matters until after the Expiration Date (as defined below).

         This Irrevocable Proxy is irrevocable, is coupled with an interest, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT") by and among Parent, Wisdom Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and Company, which Merger Agreement provides for the merger of Merger Sub with and into Company (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

         The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting, in favor of adoption of the Merger Agreement and any proposal or action which would, or could reasonably be expected to, facilitate the Merger.

         The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

         All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.


                          [Signature Page Follows]



         This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated:  September __, 2000

                                            ----------------------------------
                                            (Signature of Stockholder)

                                            ----------------------------------
                                            (Print Name of Stockholder)


                                            Shares owned of record:

                                            ------------------ shares of
                                            Company Common Stock


                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]





                                  ANNEX A

                             IRREVOCABLE PROXY

                              TO VOTE STOCK OF

                     SAPIENS INTERNATIONAL CORPORATION N.V.

         The undersigned stockholder of Sapiens International Corporation N.V., a Netherlands Antilles corporation ("PARENT"), hereby irrevocably appoints the members of the Board of Directors of Ness Technologies, Inc., a Delaware corporation ("COMPANY"), and each of them, or any other designee of Company as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to all of the issued and outstanding shares of capital stock of Parent that now are owned of record by the undersigned (collectively, the "SHARES"), in accordance with the terms of this Irrevocable Proxy. The Shares owned of record by the undersigned stockholder of Parent as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares on the matters referred to in the third full paragraph of this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such matters until after the Expiration Date (as defined below).

         This Irrevocable Proxy is irrevocable, is coupled with an interest, and is granted in consideration of Company entering into that certain Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT") by and among Parent, Wisdom Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and Company, which Merger Agreement provides for the merger of Merger Sub with and into Company (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

         The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of Parent and in every written consent in lieu of such meeting, in favor of adoption of the Merger Agreement and any proposal or action which would, or could reasonably be expected to, facilitate the Merger.

         The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

         All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                          [Signature Page Follows]




         This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated:  September __, 2000

                                       ---------------------------------------
                                       (Signature of Stockholder)

                                       ---------------------------------------
                                       (Print Name of Stockholder)

                                       Shares owned of record:

                                       ---------------------------shares of
                                       Parent Common Stock

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]